Sheet1

PASSED	FUND	2. Indep Auditors	% of Voted	% of Total	3. Trustees to Reg the fund Master/Feeder Structure	% of Voted	% of Total
7/25	ML Global Technology
item #'s	For All	121,148,571	95.21	86.76	113,050,819	88.85	80.96
2 & 3	Withhold All	1,363,710	1.07	0.97	5,734,010	4.50	4.10
	For All Except	4,724,334	3.71	3.38	8,451,786	6.64	6.05
	Broker Non Vote

Last Updated on 05/29/2001
By MLMAG